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                                                                 Exhibit (a)(11)

FOR IMMEDIATE RELEASE

CONTACT:

     BERNARD F. TRAVERS, III
     ASSISTANT SECRETARY AND
     DIRECTOR OF LAW AND TAXATION
     ANDERSEN GROUP, INC.
     860/242-0761


ANDERSEN GROUP CONSUMMATES DENTAL DIVISION DIVESTITURE AND EXTENDS SELF TENDER OFFER FOR PREFERRED STOCK

     Bloomfield, Connecticut, December 1, 1995 -- Andersen Group, Inc. (NASDAQ:
ANDR) (the "Company") announced on Wednesday, November 29, 1995 that it had completed its previously announced divestiture of the assets of the Company's Dental Division, subject to certain liabilities, to Phoenix Shannon p.l.c of Shannon, County Clare, Ireland, effective at the close of business on November 28, 1995. Phoenix Shannon is a publicly held dental alloy and equipment producer.

     In closing the Dental Division divestiture, the Company's subsidiary, The J.M. Ney Company ("Ney"), received approximately $15.1 million in net cash, subject to a post-closing purchase price adjustment based on the increase or decrease in the net asset value of the Dental Division from February 28, 1995 to November 28, 1995; a two year, interest bearing note for $1.0 million; and 200,000 Phoenix Shannon Ordinary Shares, as well as other consideration. As part of the Agreement, Ney will supply Phoenix Shannon's American subsidiary, Ney Dental International, Inc., with precious metal dental alloys manufactured in accordance with current formulations for a three year period.
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     Since the divestiture transaction has closed, the condition that the
Company consummate the Dental Divestiture in order to complete its previously announced cash tender offer on its own behalf to purchase any and all shares of its Series A Cumulative Convertible Preferred Stock (the "Preferred Stock") at $12.25 per share, net, has been satisfied. However, the Company must await the results of its operations for the fiscal quarter ended November 30, 1995 in order to verify the availability of sufficient Consolidated Net Income to permit consummation of the tender offer. Pending that determination, the Company has extended its tender offer to midnight on January 15, 1996. The Company intends to give oral and written notice to the exchange agent of the Company's acceptance of the permitted number of validly tendered shares of Preferred Stock as soon as the Company has verified the adequacy of Consolidated Net Income through November 30, 1995 so that the Company can effect payment for the permitted number of tendered shares.

     Any preferred stockholder who has tendered shares is entitled to withdraw that tender prior to the expiration date and, unless previously accepted by the Company, at any time after the date hereof.

     Approximately 291,000 shares of the Preferred Stock have been deposited with the Company's exchange agent to date. Accordingly, the condition that a minimum of 250,000 shares be tendered is presently satisfied, subject to the Preferred Stockholders' rights of withdrawal.

     Andersen Group is a diversified holding company. Its subsidiaries manufacture precious metal alloys, electronic components and connectors, and industrial ultrasonic cleaners. The Company also has a 19% interest in a video products company.